Exhibit 99.1
Ctrip Reports Fourth Quarter and Full Year 2008 Financial Results
Shanghai, China, February 8, 2009 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.
Highlights for the fourth quarter of 2008
•	Net revenues were RMB396 million (US$58 million) for the fourth quarter of 2008, up 11% year-on-year.

•	Gross margin was 77% for the fourth quarter of 2008, compared to 81% in the same period in 2007.

•
Income from operations was RMB117 million (US$17 million) for the fourth quarter of 2008, down 8% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB149 million (US$22 million), which remained relatively the same as the same period in 2007.

•
Operating margin was 30% in the fourth quarter of 2008, compared to 36% during the same period in 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 38%, compared to 42% during the same period in 2007.

•
Net income was RMB121 million (US$18 million) in the fourth quarter of 2008, down 10% year-on-year. Excluding share-based compensation charges (non-GAAP), net income was RMB154 million (US$23 million), down 2% year-on-year.

•	Diluted earnings per ADS were RMB1.78 (US$0.26). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.26 (US$0.33).

•	Share-based compensation charges were RMB32 million (US$5 million), accounting for 8% of the net revenues, or RMB0.48 (US$0.07) per ADS for the fourth quarter of 2008.
Highlights for the full year 2008
•	Net revenues were RMB1.5 billion (US$217 million) in 2008, up 24% from 2007.

•	Gross margin was 78% in 2008, compared to 80% in 2007.

•
Income from operations was RMB461 million (US$68 million) in 2008, up 14% from 2007. Excluding share-based compensation charges (non-GAAP), income from operations was RMB590 million (US$86 million) in 2008, up 20% from 2007.

•	Operating margin was 31% in 2008, compared to 34% in 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 40%, compared to 41% in 2007.

•	Net income was RMB444 million (US$65 million) in 2008, up 11% from 2007. Excluding share-based compensation charges (non-GAAP), net income was RMB573 million (US$84 million), up 18% from 2007.

•	Diluted earnings per ADS were RMB6.45 (US$0.95) in 2008. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB8.32 (US$1.22), compared to RMB7.11 (US$0.97) in 2007.

•	Share-based compensation charges were RMB129 million (US$19 million), accounting for 9% of the net revenues, or RMB1.87 (US$0.27) per ADS in 2008

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“Despite the challenges in the travel industry in China, our team delivered a solid result in 2008. We strengthened our market leadership, enhanced our vendor relationship, elevated our customer service level, improved our operation efficiency, and achieved a steady revenue and earnings growth,” said Min Fan, Chief Executive Officer of Ctrip. “In the near term, we remain cautious about the global economy. We will prudently manage our business and capitalize the opportunities ahead of us.”
Fourth Quarter and Full Year 2008 Financial Results
For the fourth quarter of 2008, Ctrip reported total revenues of RMB423 million (US$62 million), representing a 10% increase from the same period in 2007 and a 6% increase from the previous quarter in 2008.
For the full year ended December 31, 2008, total revenues were RMB1.6 billion (US$233 million), representing a 23% increase from 2007.
Hotel reservation revenues amounted to RMB211 million (US$31 million) for the fourth quarter of 2008, representing a 7% increase from the same period in 2007, driven by a 11% increase in hotel room reservation volume, which was partially offset by a decrease in commission per room. Hotel reservation revenues represented a 13% increase from the previous quarter, primarily due to increased hotel booking volume.
For the full year ended December 31, 2008, hotel reservation revenues were RMB764 million (US$112 million), a 13% increase from 2007. The hotel reservation revenues accounted for 48% of the total revenues in 2008, compared to 53% in 2007.
Air ticket booking revenues for the fourth quarter of 2008 were RMB166 million (US$24 million), representing a 7% increase from the same period in 2007, driven by a 41% increase in air-ticketing sales volume, which was partially offset by a decrease in commission per ticket. Air-ticketing revenue for the fourth quarter of 2008 remained relatively the same as the previous quarter.
For the full year ended December 31, 2008, air ticket booking revenues were RMB659 million (US$97 million), a 31% increase from 2007. The air ticket booking revenues accounted for 42% of the total revenues in 2008, compared to 39% in 2007.
Packaged-tour revenues for the fourth quarter of 2008 were RMB30 million (US$4 million), up 38% from the same period in 2007 and 7% from the previous quarter, primarily due to increased travel demand in the fourth quarter of 2008.
For the full year ended December 31, 2008, packaged tour revenues were RMB109 million (US$16 million), a 53% increase from 2007. The packaged tour revenues accounted for 7% of the total revenues in 2008, compared to 6% in 2007.
For the fourth quarter of 2008, net revenues were RMB396 million (US$58 million), an 11% increase from the same period in 2007. Net revenues increased by 7% from the previous quarter in 2008.

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For the full year ended December 31, 2008, net revenues were RMB1.5 billion (US$217 million), a 24% increase from 2007.
Gross margin was 77% in the fourth quarter of 2008, compared to 81% for the same period in 2007 and 77% for the previous quarter.
For the full year ended December 31, 2008, gross margin was 78%, compared to 80% in 2007.
Product development expenses for the fourth quarter of 2008 increased by 19% to RMB64 million (US$9 million) from the same period in 2007 and increased by 5% compared to the previous quarter, primarily due to the increase of product development personnel resources and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, increased slightly from 13% in the same period last year and remained consistent with the previous quarter.
For the full year ended December 31, 2008, product development expenses were RMB236 million (US$35 million), increased by 33% from 2007. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, and increased slightly from 13% in 2007.
Sales and marketing expenses for the fourth quarter of 2008 increased by 12% to RMB81 million (US$12 million) from the same period in 2007 and 15% from the previous quarter, primarily due to the increase of marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, remained relatively consistent with the same period last year and increased slightly from 18% in the previous quarter.
For the full year ended December 31, 2008, sales and marketing expenses were RMB287 million (US$42 million), increased by 18% from 2007. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 18% of the net revenues, and decreased from 19% in 2007.
General and administrative expenses for the fourth quarter of 2008 increased by 13% to RMB41 million (US$6 million) from the same period in 2007, primarily due to the increase of personnel resources and share-based compensation charges. General and administrative expenses decreased by 8% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, and decreased from 7% in the same period last year and the previous quarter.
For the full year ended December 31, 2008, general and administrative expenses were RMB172 million (US$25 million), a 24% increase from 2007, primarily due to the increase of personnel resources and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, and decreased from 7% in 2007.
Income from operations for the fourth quarter of 2008 was RMB117 million (US$17 million), decreased by 8% from the same period in 2007 and increased by 10% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB149 million (US$22 million), remained relatively consistent with the same period in 2007 and increased by 8% from the pervious quarter.

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For the full year ended December 31, 2008, income from operations was RMB461 million (US$68 million), increased by 14% from 2007. Excluding share-based compensation charges (non-GAAP), income from operations was RMB590 million (US$86 million), increased by 20% from 2007.
Operating margin was 30% in the fourth quarter of 2008, compared to 36% in the fourth quarter of 2007 and 29% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 38% compared to 42% in the fourth quarter of 2007 and 37% in the previous quarter.
For the full year ended December 31, 2008, operating margin was 31%, compared to 34% in 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 40% compared to 41% in 2007.
Net income for the fourth quarter of 2008 was RMB121 million (US$18 million), representing a 10% decrease from the same period in 2007, and a 16% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income was RMB154 million (US$23 million), representing a 2% decrease from the same period in 2007, and a 13% increase from the previous quarter.
For the full year ended December 31, 2008, net income was RMB444 million (US$65 million), representing a 11% increase from 2007. Excluding share-based compensation charges (non-GAAP), net income was RMB573 million (US$84 million), representing an 18% increase from 2007.
The effective tax rate for the fourth quarter of 2008 was 2%, decreased from 7% in the same period of 2007 and 17% in the previous quarter, primarily because certain qualified PRC subsidiaries of Ctrip obtained approval for the High and New Technology Enterprise (“HNTE”) status in the fourth quarter. The applicable tax rate for an HNTE is 15%, as compared to the general statutory tax rate of 25%. This preferential status is effective retroactively as of January 1, 2008. Before the HNTE status was obtained, the PRC subsidiaries of Ctrip applied the general statutory tax rate for previous quarters in 2008.
Effective tax rate for the full year ended December 31, 2008 was 19%, compared to 13% in 2007, primarily due to changes of preferential tax treatment under the new PRC Enterprises Income Tax Law effective on January 1, 2008.
The diluted earnings per ADS were RMB1.78 (US$0.26) for the fourth quarter of 2008. Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB2.26 (US$0.33).
For the full year ended December 31, 2008, the diluted earnings per ADS were RMB6.45 (US$0.95). Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB8.32 (US$1.22), compared to RMB7.11 (US$0.97) in 2007.
As of December 31, 2008, the balance of cash and short-term investment was RMB1.3 billion (US$184 million).

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Business Outlook
For the first quarter of 2009, the Company expects to continue the year-on-year net revenue growth at a rate of approximately 5-10%.
Conference Call
Ctrip’s management team will host a conference call at 8:00PM US Eastern Time on February 8, 2009 (or 9:00AM on February 9, 2009 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 1 month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8034, International dial-in number +1.617.213.4847; Passcode 91828685. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PX4QJUFMC.
A telephone replay of the call will be available after the conclusion of the conference call through February 16, 2009. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888; Passcode 86855218.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth or an economic downturn in China, disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks associated with any strategic investments or acquisitions, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of February 8, 2009, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2008 and 2007. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.
The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information:
Jade Wei
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 ext. 11543
Email: yuwei@ctrip.com

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Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,064,418,278	1,069,827,364	156,808,701
Restricted cash	6,600,000	6,600,000	967,387
Short-term investment	141,174,094	176,585,908	25,882,874
Accounts receivable, net	260,683,770	274,302,454	40,205,563
Prepayments and other current assets	63,489,599	95,150,506	13,946,575
Deferred tax assets	11,275,767	8,840,772	1,295,826

Total current assets	1,547,641,508	1,631,307,004	239,106,926

Long-term deposits	147,092,990	145,500,002	21,326,494
Land use rights	65,083,814	111,510,231	16,344,482
Property, equipment and software	267,194,788	346,117,083	50,731,709
Investment	80,416,250	237,943,497	34,876,291
Goodwill	14,595,849	63,689,736	9,335,249
Other long-term assets	2,918,809	24,498,763	3,590,878

Total assets	2,124,944,008	2,560,566,316	375,312,029

LIABILITIES
Current liabilities:
Accounts payable	230,904,562	138,657,593	20,323,576
Salary and welfare payable	65,497,142	65,590,151	9,613,800
Taxes payable	49,079,149	54,745,686	8,024,285
Advances from customers	96,672,341	187,576,416	27,493,795
Accrued liability for customer reward program	44,659,657	58,046,062	8,508,034
Dividend payable	119,497,083	—	—
Other payables and accruals	65,731,210	121,421,617	17,797,232

Total current liabilities	672,041,144	626,037,525	91,760,722

Other long-term payables	1,625,000	812,500	119,091

Total liabilities	673,666,144	626,850,025	91,879,813

Minority interests	1,158,767	2,628,093	385,210

SHAREHOLDERS’ EQUITY
Share capital	2,742,210	2,761,259	404,728
Additional paid-in capital	791,336,910	967,687,772	141,837,709
Statutory reserves	60,869,845	75,948,298	11,132,033
Accumulated other comprehensive loss	(36,420,706)	(175,929,389)	(25,786,645)
Retained Earnings	631,590,838	1,060,620,258	155,459,181

Total shareholders’ equity	1,450,119,097	1,931,088,198	283,047,006

Total liabilities and shareholders’ equity	2,124,944,008	2,560,566,316	375,312,029

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	196,035,352	186,005,621	210,656,475	30,876,728
Air-ticketing	154,237,437	166,420,800	165,617,198	24,275,148
Packaged tour	21,957,224	28,371,045	30,249,085	4,433,724
Others	10,858,044	16,248,986	16,222,294	2,377,764

Total revenues	383,088,057	397,046,452	422,745,052	61,963,364

Less: business tax and related surcharges	(26,881,936)	(26,909,297)	(26,410,272)	(3,871,055)

Net revenues	356,206,121	370,137,155	396,334,780	58,092,309

Cost of revenues	(66,431,356)	(86,404,046)	(92,537,662)	(13,563,600)

Gross profit	289,774,765	283,733,109	303,797,118	44,528,709

Operating expenses:
Product development *	(53,789,064)	(61,254,023)	(64,126,567)	(9,399,277)
Sales and marketing *	(72,479,914)	(71,028,049)	(81,462,069)	(11,940,208)
General and administrative *	(36,441,878)	(44,819,506)	(41,248,253)	(6,045,915)

Total operating expenses	(162,710,856)	(177,101,578)	(186,836,889)	(27,385,400)

Income from operations	127,063,909	106,631,531	116,960,229	17,143,309

Interest income	5,687,116	8,012,955	6,355,910	931,610
Other income	13,213,622	11,442,154	51,802	7,593

Income before income tax expense and minority interests	145,964,647	126,086,640	123,367,941	18,082,512

Income tax expense	(10,500,536)	(21,604,489)	(1,957,339)	(286,894)
Minority interests	30,958	13,291	36,850	5,401

Net income	135,495,069	104,495,442	121,447,452	17,801,019

Earnings per ordinary share
- Basic	4.09	3.13	3.63	0.53
- Diluted	3.92	3.03	3.57	0.52

Earnings per ADS
- Basic	2.04	1.56	1.82	0.27
- Diluted	1.96	1.52	1.78	0.26

Weighted average ordinary shares outstanding
- Basic	33,168,650	33,400,258	33,448,570	33,448,570
- Diluted	34,572,760	34,447,448	34,032,673	34,032,673

* Share-based compensation charges included are as follows:

Product development	6,035,924	8,131,437	8,588,988	1,258,921
Sales and marketing	3,573,726	4,496,630	4,769,181	699,037
General and administrative	12,762,148	18,657,104	19,134,797	2,804,661

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	676,511,238	763,726,817	111,942,369
Air-ticketing	503,453,383	659,398,301	96,650,539
Packaged tour	71,495,585	109,244,749	16,012,422
Others	35,818,022	55,968,929	8,203,581

Total revenues	1,287,278,228	1,588,338,796	232,808,911

Less: business tax and related surcharges	(88,167,081)	(106,334,164)	(15,585,806)

Net revenues	1,199,111,147	1,482,004,632	217,223,105

Cost of revenues	(236,226,063)	(326,610,463)	(47,872,549)

Gross profit	962,885,084	1,155,394,169	169,350,556

Operating expenses:
Product development *	(177,301,995)	(235,800,504)	(34,562,185)
Sales and marketing *	(243,314,529)	(286,693,188)	(42,021,720)
General and administrative *	(137,943,756)	(171,693,601)	(25,165,790)

Total operating expenses	(558,560,280)	(694,187,293)	(101,749,695)

Income from operations	404,324,804	461,206,876	67,600,861

Interest income	16,703,553	31,100,097	4,558,461
Other income	35,297,223	54,944,595	8,053,440

Income before income tax expense and minority interest	456,325,580	547,251,568	80,212,762

Income tax expense	(58,005,983)	(102,913,404)	(15,084,412)
Minority interests	4,013	(230,291)	(33,755)

Net income	398,323,610	444,107,873	65,094,595

Earnings per ordinary share
- Basic	12.10	13.32	1.95
- Diluted	11.67	12.90	1.89

Earnings per ADS
- Basic	6.05	6.66	0.98
- Diluted	5.84	6.45	0.95

Weighted average ordinary shares outstanding
- Basic	32,927,454	33,352,845	33,352,845
- Diluted	34,121,390	34,424,549	34,424,549

* Share-based compensation charges included are as follows:
Product development	22,707,705	32,666,099	4,787,995
Sales and marketing	13,648,562	18,815,878	2,757,915
General and administrative	50,557,618	77,035,498	11,291,388

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended December 31, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(64,126,567)	16%	8,588,988	2%	(55,537,579)	14%
Sales and marketing	(81,462,069)	21%	4,769,181	1%	(76,692,888)	19%
General and administrative	(41,248,253)	10%	19,134,797	5%	(22,113,456)	6%

Total operating expenses	(186,836,889)	47%	32,492,966	8%	(154,343,923)	39%

Income from operations	116,960,229	30%	32,492,966	8%	149,453,195	38%

Net income	121,447,452	31%	32,492,966	8%	153,940,418	39%

Diluted earnings per ordinary share (RMB)	3.57		0.95		4.52

Diluted earnings per ADS (RMB)	1.78		0.48		2.26

Diluted earnings per ADS (USD)	0.26		0.07		0.33

	Quarter Ended September 30, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(61,254,023)	17%	8,131,437	2%	(53,122,586)	14%
Sales and marketing	(71,028,049)	19%	4,496,630	1%	(66,531,419)	18%
General and administrative	(44,819,506)	12%	18,657,104	5%	(26,162,402)	7%

Total operating expenses	(177,101,578)	48%	31,285,171	8%	(145,816,407)	39%

Income from operations	106,631,531	29%	31,285,171	8%	137,916,702	37%

Net income	104,495,442	28%	31,285,171	8%	135,780,613	37%

Diluted earnings per ordinary share (RMB)	3.03		0.91		3.94

Diluted earnings per ADS (RMB)	1.52		0.45		1.97

Diluted earnings per ADS (USD)	0.22		0.07		0.29

	Quarter Ended December 31, 2007
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(53,789,064)	15%	6,035,924	2%	(47,753,140)	13%
Sales and marketing	(72,479,914)	20%	3,573,726	1%	(68,906,188)	19%
General and administrative	(36,441,878)	10%	12,762,148	4%	(23,679,730)	7%

Total operating expenses	(162,710,856)	46%	22,371,798	6%	(140,339,058)	39%

Income from operations	127,063,909	36%	22,371,798	6%	149,435,707	42%

Net income	135,495,069	38%	22,371,798	6%	157,866,867	44%

Diluted earnings per ordinary share (RMB)	3.92		0.65		4.57

Diluted earnings per ADS (RMB)	1.96		0.32		2.28

Diluted earnings per ADS (USD)	0.27		0.04		0.31

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Year Ended December 31, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(235,800,504)	16%	32,666,099	2%	(203,134,405)	14%
Sales and marketing	(286,693,188)	19%	18,815,878	1%	(267,877,310)	18%
General and administrative	(171,693,601)	12%	77,035,498	5%	(94,658,103)	6%

Total operating expenses	(694,187,293)	47%	128,517,475	9%	(565,669,818)	38%

Income from operations	461,206,876	31%	128,517,475	9%	589,724,351	40%

Net income	444,107,873	30%	128,517,475	9%	572,625,348	39%

Diluted earnings per ordinary share (RMB)	12.90		3.73		16.63

Diluted earnings per ADS (RMB)	6.45		1.87		8.32

Diluted earnings per ADS (USD)	0.95		0.27		1.22

	Year Ended December 31, 2007
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(177,301,995)	15%	22,707,705	2%	(154,594,290)	13%
Sales and marketing	(243,314,529)	20%	13,648,562	1%	(229,665,967)	19%
General and administrative	(137,943,756)	12%	50,557,618	4%	(87,386,138)	7%

Total operating expenses	(558,560,280)	47%	86,913,885	7%	(471,646,395)	39%

Income from operations	404,324,804	34%	86,913,885	7%	491,238,689	41%

Net income	398,323,610	33%	86,913,885	7%	485,237,495	40%

Diluted earnings per ordinary share (RMB)	11.67		2.55		14.22

Diluted earnings per ADS (RMB)	5.84		1.27		7.11

Diluted earnings per ADS (USD)	0.80		0.17		0.97

Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.